FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 5, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the Market

BRF Announces Extension of Deadline to Receive Early Participation Payment
in Its Previously Announced Exchange Offers

June 5, 2013 – BRF S.A. (“BRF”) announced today that its subsidiary Sadia Overseas Ltd. (“Sadia Overseas”) has extended the deadline for Eligible Holders (as defined below) to receive the early participation payment of U.S.$30.00 in cash (the “Early Participation Payment”) to the Expiration Date (which remains unchanged at Midnight, New York City time, on June 18, 2013) in connection with its previously announced offers (the “Exchange Offers”) to Eligible Holders to exchange outstanding 6.875% Notes due 2017 issued by Sadia Overseas and guaranteed by BRF (the “2017 Notes”) and outstanding 7.250% Senior Notes due 2020 issued by BRF’s subsidiary BFF International Limited and guaranteed by BRF (the “2020 Notes” and, together with the 2017 Notes, the “Existing Notes”) for up to U.S.$150.0 million aggregate principal amount of BRF’s 3.95% Senior Notes due 2023 (the “2023 Notes”).

As a result, Eligible Holders:

•       who validly tender their 2017 Notes at or prior to the Expiration Date, and whose 2017 Notes are accepted for exchange, will receive, for each U.S.$1,000 of principal amount of 2017 Notes:  (1) U.S.$1,000 in aggregate principal amount of 2023 Notes plus  $140.25 in cash (which amount remains unchanged) and (2) the Early Participation Payment; and

•       who validly tender their 2020 Notes at or prior to the Expiration Date, and whose 2020 Notes are accepted for exchange, will receive, for each U.S.$1,000 of principal amount of 2020 Notes:  (1) U.S.$1,000 in aggregate principal amount of 2023 Notes plus  $201.25 in cash (which amount remains unchanged) and (2) the Early Participation Payment.

Withdrawal rights for the Exchange Offers have expired.  Sadia Overseas is not extending the deadline for exercising withdrawal rights, and Existing Notes tendered pursuant to the Exchange Offers may no longer be withdrawn.

As of the close of business on June 4, 2013, U.S.$23,879,000 in aggregate principal amount of the 2017 Notes (CUSIP numbers: 78632LAA3 and G77650AA0; ISIN numbers US7863LAA35 and USG77650AA01) and U.S.$85,315,000 in aggregate principal amount of the 2020 Notes (CUSIP numbers: 05540KAA9 and G3400TAA7; ISIN numbers: US05540KAA97 and USG3400TAA72) have been tendered for exchange.  In addition, noteholders representing $11,237,000 in aggregate principal amount of the 2017 Notes have tendered their consents in the related consent solicitation by Sadia Overseas and the Company for consents of the holders of the 2017 Notes to the adoption of certain amendments to the indenture governing the 2017 Notes (the “Consent Solicitation”) without tendering their 2017 Notes for exchange.

Except as described in this press release, the other terms of the Exchange Offers and the Consent Solicitation remain unchanged.

The Exchange Offers are being made upon the terms and subject to the conditions set forth in the confidential offering memorandum, dated May 20, 2013 (the “Exchange Offering Memorandum”), and the related letter of transmittal and consent, which are available exclusively to Eligible Holders.

The Exchange Offers and the 2023 Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may only be offered within the United States to qualified institutional buyers, or “QIBs” (as defined in Rule 144A under the Securities Act), and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Any offer or sale of the 2023 Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (as defined in the Eligibility Letter described below) must be addressed to qualified investors (as defined in the Prospectus Directive).

The Exchange Offers are being made solely pursuant to the Exchange Offer Memorandum and related letter of transmittal and consent, which more fully set forth and govern the terms and conditions of the Exchange Offers. Only those holders of Existing Notes who have previously certified to us that they are eligible to participate in the Exchange Offers through the eligibility letter (the “Eligibility Letter”) we have previously distributed (“Eligible Holders”) are authorized to receive or review the Exchange Offer Memorandum or to participate in the Exchange Offers.

Noteholders who desire a copy of the Eligibility Letter should contact D.F. King & Co., Inc., the information agent for the Exchange Offers, at (800) 549-6746 (U.S. toll-free) or (212) 269-5550 (outside the United States).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The Exchange Offers and the 2023 Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).  The Exchange Offers and the 2023 Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The Exchange Offers and the 2023 Notes are not being offered into Brazil.

The Exchange Offers are not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

São Paulo, June 5, 2013

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 5, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director